Exhibit 10.29

AMENDED

AND

RESTATED

SUPPLY AGREEMENT

BETWEEN

NOUVEAU VERRE HOLDINGS LLC

PORCHER INDUSTRIES, S.A.

BGF INDUSTRIES, INC.

CHAVANOZ S.A.

SHANGHAI - PORCHER INDUSTRIES

SOUVOUTRI S.A.

FOTHERGILL P.L.C.

THE OTHER AFFILIATES OF PORCHER FROM

TIME TO TIME PARTY HERETO

AND

AGY HOLDING CORP.

Dated as of the Effective Date

SUPPLY AGREEMENT

This Amended and Restated Supply Agreement (this “Agreement”) is made as of the Effective Date (as defined in Section l(c)), by and between NOUVEAU VERRE HOLDINGS LLC, a Delaware limited liability company, with offices at c/o BGF Industries Inc., 3802 Robert Porcher Way, Greensboro, North Carolina 27410 (“NVH” and in its capacity as the representative of the other Buyer Companies pursuant to Section 12 hereof, “Buyer Agent”), PORCHER INDUSTRIES, S.A., a French société anonyme (“Porcher”), BGF INDUSTRIES, INC., a Delaware corporation (“BGF”), the other Affiliates of Porcher listed on the signature pages hereto and such other Affiliates of Porcher who may become party to this Agreement pursuant to the terms of Section 14 hereof (such Affiliates, collectively with NVH, Porcher and BGF, the “Porcher Group” and individually, each a “Buyer Company”) and AGY HOLDING CORP., a Delaware corporation, with offices at 2558 Wagener Road, Aiken, South Carolina 29801, or its successors and assigns (“AGY”; and together with the Porcher Group, the “Parties”).

RECITALS:

A. The Parties are currently party to a Supply Agreement dated as of April 2, 2004 (the “Existing Supply Agreement”).

B. The Parties desire to amend the Existing Supply Agreement and to restate the terms of the Existing Supply Agreement, as amended, in their entirety, as set forth herein.

C. AGY is a party to an Agreement of Merger dated as of February 23, 2006 by and among AGY, Kagy Holding Company, Inc., and Kagy Acquisition Corp. (the “Merger Agreement”).

D. It is a condition to the closing of the transactions contemplated by the Merger Agreement that this Agreement (or a letter of intent with respect thereto) shall have been executed in a form approved in advance by Kagy Holding Company, Inc., in its sole discretion.

E. The term of the Existing Supply Agreement expires on December 31, 2006.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

1.	SCOPE OF AGREEMENT.

(a) For many years, AGY and its predecessors have been the Porcher Group’s largest single supplier and the Porcher Group has been the largest single customer of AGY. The Parties wish to perpetuate their close commercial relationship. This Agreement is to provide for certain aspects of the commercial relationship between AGY and the Porcher Group. Other aspects of this commercial relationship are covered in other documents or are not covered by written agreements. The fact that this Agreement is silent about a particular aspect of this relationship will not be interpreted negatively to the position of any party as to such aspect of the relationship.

(b) This Agreement applies to all products manufactured by AGY and sold to the Porcher Group except (i) G75 and E225 sold to Shanghai-Porcher Industries, (ii) BC150, (iii) waste products, and (iv) any other product that the Parties mutually agree will be excluded from this

Agreement. The products covered by this Agreement as of the date hereof are listed on Schedule 1, and the products listed on Schedule 1 (as it may be amended from time to time with the consent of NVH and AGY) are referred to in this Agreement as the “Products.” Any product reflected in an Agreed Forecast (as such term is defined in Section 2(b)) will be deemed to have been added to Schedule 1. Any product produced by AGY that is not qualified for sale to customers of a Buyer Company will not be considered a “Product” for any purpose hereof for any semester for which such product is not so qualified. Where the context is not speaking of aggregate figures or does not otherwise require, each reference to Product means a Product for delivery in a specific region. When it is necessary to determine when and for how much a particular shipment of a Product has been “sold” by AGY to a Buyer Company for purposes of this Agreement, the Product will be deemed to have been sold when AGY has issued an invoice for such Product to the applicable Buyer Company, and the purchase price for that Product will be deemed to be the amount reflected on such invoice net of any applicable credits and similar reductions (except that the Parties may from time to time mutually agree that a particular order or orders that are placed by a Buyer Company within twenty (20) days before or after the end of a semester should be allocated to the preceding or succeeding semester for purposes of Section 4(b)).

(c) If the Certificate of Merger (as defined in the Merger Agreement) has been duly filed with the Secretary of State of Delaware on or before December 31, 2006, then this Agreement shall be effective as of the first Business Day (as defined in the Merger Agreement) of the month following the month in which such filing was made but if the Certificate of Merger has not been duly filed with the Secretary of State of Delaware on or before December 31, 2006, then this Agreement shall be effective as of January 1, 2007 (in either case, the “Effective Date”). For all purposes hereof, purchases of Products made by or for which a Buyer Company is given credit hereunder shall be counted in all applicable calculations whether they occur before or after the Effective Date.

2.	ANNUAL FORECASTING.

(a) Attached hereto as Exhibit A is the agreed-on forecast of the Porcher Group’s aggregate purchases of the Products from all suppliers (including AGY) and the amount of such aggregate purchases expected to be supplied by AGY for calendar year 2006 by Product and by region.

(b) By September 30 of each year during the term, NVH will provide AGY with a preliminary proposed forecast for the next year in the format of and containing the type of information in Exhibit A in relation to the expected purchases of the Products by the Porcher Group, except that the preliminary proposed forecast will only reflect one aggregate volume figure per product for the forecast year. By November 30 of each year during the term, NVH will provide AGY with its refined proposed forecast (the “Porcher Group Forecast”) in the format of Exhibit A reflecting expected Porcher Group purchases per Product per month for each region. It is understood that each forecast proposed by NVH will always reflect the Porcher Group purchasing from AGY or being given credit for purchasing from AGY (as provided herein) at least 45% of its aggregate total purchases of all E Glass Products (as such term is defined in Schedule 1) for the applicable year. At approximately the same time as NVH delivers its refined proposed forecast for a given year, AGY will provide NVH with the amount of such aggregate purchases that AGY proposes to supply to the Porcher Group (the “AGY Forecast”) in the format of and containing the type of information in Exhibit A. The Parties will endeavor in good faith to mutually agree on the forecast for the next year by December 31 of each year during the term. If the Parties are able so to agree, the agreed-on forecast will become the “Agreed Forecast” for the next year; otherwise there will not be an agreed-on “Agreed Forecast” for such year.

(c) If in the course of negotiation and preparation of the Agreed Forecast (regardless of whether the Parties are able to reach agreement on an Agreed Forecast), the total level of pounds represented by the AGY Forecast for all E Glass Products for the semester is less than 45% of the total level of pounds represented by the Porcher Forecast (in the aggregate from all suppliers), then the Parties will mutually agree to the amount of the credit to be attributed to individual E Glass Products so that the total level of pounds represented by the AGY Forecast for all E Glass Products for the semester equals 45% of the total level of pounds represented by the Porcher Forecast (in the aggregate from all suppliers) for the semester and the amount so agreed upon will constitute a “Forecast Credit Amount” for purposes of Section 4(b)(ii).

(d) NVH will notify AGY wherever the Porcher Group believes an Agreed Forecast for a year should be updated or revised, and AGY may elect to open negotiations to revise the Agreed Forecast, in which case the Parties will endeavor in good faith to agree on an update to the forecast (and if they do so agree the updated forecast will become the “Agreed Forecast” for the then-current year).

(e) The Agreed Forecast for any year is merely a good faith projection of the Parties’ expectations and does not bind any party in any way (although the Agreed Forecast figures may be used in the calculations described in Sections 4(b) and 5(b)(i)).

3.	PRODUCT PURCHASES.

(a) Except as otherwise provided herein, at any time when Section 5 (Minimum Availability) is not in effect, the Parties will continue their normal practices of order placement, establishment of terms, order acceptance, fulfillment and payment and the Parties may evolve such practices as they mutually determine. NVH will have the right at its election to take title to Products ordered by any Buyer Company and to resell such Products to the Buyer Company placing the order, but in no event will such election release the applicable Buyer Company from its liability to pay the purchase price and other applicable charges in respect of such Products to AGY. Notwithstanding the foregoing, (i) AGY shall submit invoices to the Buyer Companies on a monthly basis, and (ii) payment for all purchases by BGF shall be made by wire transfer in immediately available funds to the account designated by AGY from time to time within fifteen (15) days of the date of such invoice. Any amount owed under any invoice not paid when due by any Buyer Company shall bear interest at the rate of six percent (6%) per annum from the date due until paid.

(b) At certain times it may be important for NVH to show that AGY declined a particular order. If so, the burden will be on NVH to show that a Porcher Group entity submitted the order and AGY declined it based on price or availability. NVH must make this showing (if necessary) by producing a writing signed by an appropriate AGY representative confirming that AGY declined the order or by producing a writing demonstrating that AGY failed to accept an order within two (2) Business Days after the Porcher Group member placed it. In these circumstances, the Parties agree that they will each sign a “Declined Order Notice” in the form of Exhibit B. If NVH wishes to demonstrate that AGY declined an order based on price, NVH must also show that it purchased the same product of a comparable quality for a comparable volume and application from another third party supplier at about the same time at the price AGY declined, and that the third party transaction was not an Excluded Transaction Type such as a “spot” sale or the other kinds of Excluded Transaction Type described on Exhibit C.

(c) At certain times it may be important for NVH to show that AGY chose not to or was unable to provide a certain Product based on product qualification or quality considerations. NVH must make this showing (if necessary) by producing a “Disqualified Product Notice” in the form of Exhibit D for the applicable semester. If AGY agrees that it is unable to provide the applicable Product in the applicable semester based on product qualification or quality considerations attributable to AGY, AGY agrees to countersign the applicable Disqualified Product Notice when NVH so requests. If the Parties are not in accord as to whether the Product qualification or quality considerations are attributable to AGY, then the Parties will meet and endeavor in good faith to reach agreement on such matter. If for any reason NVH and AGY do not reach agreement as to such matters by the 75th day after the end of the semester in which NVH requested that AGY sign a Disqualified Product Notice, the Parties will submit the resolution of their differences to arbitration pursuant to Section 20.

(d) When AGY accepts an order it will be obligated to do so at its “most favored nation” price and terms, meaning the best price and terms (taken as a whole and applied on a regional basis for sales within (i) Asia, (ii) Europe (including Russia), (iii) the North American and South American markets, and (iv) any other recognized market, respectively, and applying as applicable the Price Equivalency Principles described in Exhibit E) it offers for the applicable Product to any competitor of the Porcher Group. Pricing offered in an Excluded Transaction Type as described on Exhibit C will not be included in making this determination. To the extent that Exhibit E requires AGY to grant a Comparable Economic Benefit (as defined in Exhibit E) to a Buyer Company based on the availability of consignment terms from a competitor of AGY, AGY will grant such Comparable Economic Benefit.

4.	LIQUIDATED DAMAGES.

(a) This Section 4 shall be effective only for any calendar semester for which Section 4 of the Existing Supply agreement is not in effect. Within thirty (30) days after the end of each calendar semester (i.e., thirty (30) days after each June 30 and December 31) during the term, NVH will report to AGY the total purchases of the E Glass Products (as such term is defined in Schedule 1) by the Porcher Group from all suppliers and from AGY in dollars for the semester. If such report reflects that the Porcher Group purchased from AGY 35% or more of its total Purchases of the E Glass Products in the applicable semester, no Liquidated Damages (as hereinafter defined) will be due with respect to that semester. If not, any adjustments to the actual purchases will need to be determined and NVH will simultaneously submit its proof of any adjustments as described in Section 4(b).

(b) For purposes of determining whether Liquidated Damages will be due (and only for such purpose), the Porcher Group will be given credit for purchases of the E Glass Products that it makes (x) from third parties during the applicable semester or (y) to the limited extent reflected in clause (vi) below, from AGY in the preceding two semesters as follows:

(i) If the Porcher Group purchased a given E Glass Product from another third party supplier under an order after AGY declined to fill the same order based on price or availability, and NVH has the requisite Declined Order Notices as described in Section 3(b), then the Porcher Group will be given credit for the purchase of the dollar amount of that order, provided that the Porcher Group will not receive credit for aggregate purchases of any E Glass Product (from AGY and other suppliers) in any month in an amount that exceeds (A) if an Agreed Forecast exists for that year, 110% of the Agreed Forecast for that E Glass Product for that month or (B) if no Agreed Forecast exists for that year, 100% of the average monthly dollar amount of that E Glass Product purchased by the Porcher Group from AGY in the previous semester.

(ii) Without double counting any amounts credited under clause (i), the Porcher Group will be given credit for any Forecast Credit Amounts for the applicable semester.

(iii) If NVH needs to demonstrate that AGY declined to meet a competitive price, the Price Equivalency Principles described on Exhibit E will be applied to deal with equivalency of payment terms, and the other matters described on the exhibit.

(iv) If the Porcher Group purchased a given E Glass Product from another supplier and AGY chose not to or was unable to supply such E Glass Product based upon product qualification or quality considerations, and NVH has the requisite Disqualified Product Notices (or the final award in an arbitration described in Section 20 has determined that AGY should have signed the requisite Disqualified Product Notices), then the Porcher Group will be given credit for having purchased that E Glass Product at a level of pounds equal to the average of the level at which the Porcher Group purchased or was credited with having purchased such E Glass Product in the last two full semesters prior to such semester in which the calculation under this clause (iv) is then being made (not limited in this case by the Forecast).

(v) If AGY was unable to produce and deliver an E Glass Product that the Porcher Group ordered or would have ordered because AGY was subject to a Force Majeure Event not otherwise described in this Section 4(b), then the Porcher Group will be given credit for the purchases that would have been delivered by AGY but for the Force Majeure Event up to the AGY Forecast for the semester. The Parties recognize that it is impossible to predict how this clause (v) may apply (if at all) and that the Parties will apply this clause (v) reasonably and only in the case of a material and significant interruption of AGY’s production.

(vi) If in either or both of the two semesters before the applicable semester the Porcher Group purchased or was given credit for purchasing from AGY more than 35% of its aggregate dollar purchases of E Glass Products, then the excess amount purchased or credited over 35% may be carried forward to the applicable semester and the Porcher Group will be credited with having purchased the amount of the excess from AGY. It is understood that excess amounts from a given semester may only be carried forward to the next succeeding two semesters and a carryforward amount may not itself create an excess amount that may be carried forward. Exhibit I illustrates this concept.

(vii) If AGY discontinues an E Glass Product, then in each subsequent semester after the discontinuance until AGY at its expense qualifies a substitute product for such discontinued product for use in products sold to customers of the Porcher Group, the Porcher Group will receive credit for having purchased that E Glass Product at a level of pounds equal to the average of the level at which the Porcher Group purchased or was credited with having purchased such E Glass Product in the last two full semesters prior to such discontinuance (not limited in this case by the Forecast).

(viii) An example of how the Parties agree that the adjustment principles described in this Section 4(b) would have operated in calendar year 2003 had this agreement been in effect for calendar year 2003 is attached hereto as Exhibit J. This Exhibit is purely illustrative, and is attached hereto to demonstrate that the Parties have a mutual good faith basis of business understanding as to how these adjustment principles would have operated as applied in an actual recent example.

(c) If as of the end of any calendar semester beginning with the semester ended June 30, 2006 and ending with the semester ended December 31, 2009, the Porcher Group purchases and/or is credited with purchasing from AGY an aggregate of 35% of its total purchases of E Glass Products by dollar amount for that semester, no Liquidated Damages will be due with respect to that semester; if not, then within sixty (60) days after the end of that semester the Porcher Group will pay AGY Liquidated Damages calculated as follows:

Shortfall = 35% -	Liquidated Damages =
Percentage of Porcher Group Total Purchases of E Glass Products by Dollar Amount Purchased from AGY or Given Credit for Purchasing from AGY (rounded to nearest one-tenth of one percent).	$10,000 for each 0.1% Shortfall.

For example, if the Porcher Group purchased E Glass Products from AGY or was given credit for purchasing E Glass Products from AGY in a given semester constituting 31.2% of the Porcher Group Total Purchases of E Glass Products for such semester, then the Porcher Group would owe Liquidated Damages in the amount of Three Hundred Eighty Thousand Dollars ($380,000) for such semester (3.8 x $10,000).

(d) Within thirty (30) days after the submission by NVH of its report of the purchases made and credits claimed by the Porcher Group for any semester, AGY will notify NVH as to whether it wishes to conduct any audit procedures pursuant to Section 11 to verify any aspects of NVH’s report, and of the aspects of NVH’s report that AGY accepts. If after email and telephone consultation between AGY and NVH and the completion of any required audit procedures the Parties are not in accord as to the adjustments that should be made to determine whether the Porcher Group is required to pay Liquidated Damages pursuant to Section 4(c) for the applicable semester and any credits that the Porcher Group is entitled to carry forward to future semesters, then the Parties will meet and endeavor in good faith to reach agreement on such matters. If for any reason NVH and AGY do not reach agreement as to such matters by the 75th day after the end of the semester, the Parties will submit the resolution of their differences to arbitration pursuant to Section 20 and the date on which Porcher is obligated to pay Liquidated Damages shall be tolled until such arbitration is concluded or the parties reach a mutually agreeable settlement.

(e) The Parties acknowledge and agree that the actual damages AGY would incur if the Porcher Group fails to meet its minimum purchase obligations as specified herein would be difficult or impossible to ascertain and that the Liquidated Damages constitute a reasonable estimation of such actual damages.

(f) The obligation to pay Liquidated Damages shall be the joint and several obligation of each member of the Porcher Group.

(g) In no event shall any member of the Porcher Group have any liability to AGY under this Agreement for failure to purchase the Products except (i) for Products ordered in accordance with a purchase order submitted by such Porcher Group member under which AGY is not in material default or (ii) for Liquidated Damages pursuant to this Section 4, it being agreed that direct damages for nonpayment for Products ordered by a Porcher Group member in accordance with a purchase order under which AGY is not in material default and the Liquidated Damages provided for by this Section 4 shall be the exclusive remedy of AGY for any failure to purchase the Products by any member of the Porcher Group hereunder. In no event shall AGY or any member of the Porcher Group be liable for indirect, consequential or punitive damages hereunder.

5.	MINIMUM AVAILABILITY.

(a) NVH may give notice to AGY that it wishes to commence a Minimum Availability Period as to any Product for any region included in the Porcher Forecast for the year in which the Minimum Availability Period occurs by notice to AGY given sixty (60) days before the first Product delivery requested during the Minimum Availability Period. Once commenced, a Minimum Availability Period will continue until it is terminated by NVH by giving sixty (60) days’ advance notice of termination or by mutual agreement of NVH and AGY.

(b) For any month during any Minimum Availability Period the Porcher Group may order up to the Minimum Availability Percentage of AGY’s total production in pounds of the given Product for such month and AGY will accept each such order (which will then be a binding delivery obligation and take or pay order). Upon receipt by AGY of a notice of the commencement of a Minimum Availability Period for a Product, AGY shall give written notice to NVH of AGY’s aggregate forecasted production of that Product for that calendar year in pounds. The Minimum Availability Percentage for a given Product in a given year will be:

(i) if an Agreed Forecast has been agreed to for that year, the sum of (x) the percentage determined by dividing the Agreed Forecast level of Porcher Group purchases for that Product from AGY as reflected in the Agreed Forecast for that year in pounds by the aggregate forecasted AGY production of that Product for that year in pounds, plus (y) Five Percent (5%).

(ii) if no Agreed Forecast has been agreed to for that year, the sum of (x) the percentage determined by dividing the aggregate Porcher Group purchases of that Product from AGY for the previous calendar year in pounds by the aggregate AGY actual production of that Product for the preceding calendar year in pounds, plus (y) Five Percent (5%).

For example, under (b)(i) above, if the percentage determined by dividing the Agreed Forecast level of Porcher Group purchases for that Product from AGY as reflected in the Agreed Forecast for that year in pounds by the aggregate forecasted AGY production of that Product for the year in pounds, is 42%, then the Minimum Availability Percentage for that Product would be 42% + 5% = 47%.

For the avoidance of doubt, as is always the case throughout this Agreement, Products as used herein shall include both the E Glass Products and the S2 Glass Products.

(c) AGY’s sales to the Porcher Group will be at AGY’s “most favored nation” pricing and terms determined and with the exclusions as described in Section 3(d). Following the determination of the level of pounds for each Product to be purchased for any month during the Minimum Availability Period, NVH will have the option to allocate such pounds among the members of the Porcher Group based on the level of pounds of such Product purchased by each member of the Porcher Group for the preceding semester. If such allocation is not in accordance with the level of pounds purchased by each member of the Porcher Group for the preceding semester, AGY shall have the option to calculate the pricing on a weighted average price (plus any corollary costs resulting from the allocation) based on the level of pounds of such Product purchased by each member of the Porcher Group for the preceding semester.

6.	CERTAIN PURCHASE PRICE REBATES.

(a) To provide an incentive to the Porcher Group to purchase the maximum level of Products from AGY, AGY will grant the Porcher Group a purchase price rebate in the amount shown on Exhibit F, during any calendar year during the Term that the Porcher Group has purchased not less than forty-five percent (45%) (by dollar amount) of the E Glass Products (as such term is defined in Schedule 1) from AGY when compared to all of its purchases of the E Glass Products from all suppliers. In addition, although not necessary to earn a purchase price rebate as described herein, the Porcher Group agrees to have as a goal to purchase from AGY not less than the desired AGY market share (as measured in pounds) of each individual Product set forth on Exhibit G. Any order submitted by a Buyer Company for E Glass Products that (i) is the subject of a “Declined Order Notice” pursuant to Section 3(b), or (ii) is the subject of a “Disqualified Product Notice” pursuant to Section 3(c) or determined in arbitration to have been declined by AGY for the reasons described in Section 3(c), shall be counted as having been purchased by the Porcher Group in determining whether the purchase price rebate has been earned.

(b) Within thirty (30) days after the end of any calendar year, NVH will (if it believes that it qualified for a rebate during such year pursuant to this Section 6), submit to AGY its calculation of its (i) total market share of the E Glass Products purchased from AGY (by dollar amount) for such calendar year, and (ii) market share for each individual Product set forth on Exhibit G (as measured in pounds). If after email and telephone consultation between AGY and NVH and the completion of any required audit procedures the Parties are not able to agree on the amount of any rebate to be granted to the Porcher Group pursuant to this Section 6, then the Parties will meet and endeavor in good faith to reach agreement in such matters. NVH and AGY will use all reasonable commercial efforts to reach agreement as to such matters by the later of (x) January 31 of the applicable year or (y) fifteen (15) days after NVH’s submission of its calculations and the components thereof, but if for any reason they do not, then on the later of such two dates the Parties will submit the resolution of their differences to arbitration pursuant to Section 20 and the date on which AGY is obligated to pay the purchase price rebate shall be tolled until such arbitration is concluded or the parties reach a mutually agreeable settlement.

(c) The Parties recognize that it is conceivable that quality problems attributable to AGY will arise that should equitably be taken into account in calculating any rebate that the Porcher Group should be given for purposes of this Section 6. If so, the Parties agree to negotiate in good faith to reach agreement on an equitable resulting adjustment to the figures described in this Section 6.

(d) If it has been necessary to resort to arbitration to determine any aspect of the determination of the amount of rebate to which the Porcher Group is entitled for the applicable year, and the final arbitral award determines that the applicable rebate amount was between 95% and 105% of the rebate amount that would have resulted from NVH’s original submission of its calculation pursuant to Section 6(b), then AGY shall pay the Porcher Group an additional rebate in the amount of interest that would have accrued on the final rebate amount from January 31 of the year in which such rebate would have otherwise been due to the date of actual payment of the applicable rebate amount, calculated at the rate of six percent (6%) per annum.

(e) In the event that any invoice owed by any Buyer Company is thirty (30) days or more past due, AGY’s obligation to pay the purchase price rebate shall be tolled until such time as no outstanding invoice owed by any Buyer Company is thirty (30) days or more past due. In addition, in the event that any amount under any invoice owed by any Buyer Company is sixty (60) days or more past due, AGY shall, at its option, be entitled to offset the amount of any purchase price rebate then due or thereafter coming due for the current calendar year or any preceding or subsequent calendar year against such past due amount, and for that purpose each Buyer Company individually agrees that any purchase price rebate or portion thereof to which it may be entitled shall be subject to offset on account of a default by itself or any other Buyer Company. AGY shall give notice to NVH of any amount offset pursuant to this Section 6(e) and the amount so offset shall satisfy the obligations of the applicable Buyer Company under the applicable invoice to the full extent of such offset. In the event that any rebate owed hereunder is sixty (60) days or more past due, any Buyer Company shall, at its option, be entitled to offset the amount of such rebate against any amount owing under any invoice from AGY then due or thereafter coming due for the current calendar year or any preceding or subsequent calendar year, and for that purpose AGY agrees that any invoice issued by it to any Buyer Company shall be subject to offset on account of a default in the payment by AGY of any rebate under this Section 6. NVH shall give notice to AGY of any amount offset pursuant to this Section 6(e) and the amount so offset shall satisfy the obligations of AGY to pay the applicable rebate to the full extent of such offset.

(f) AGY shall send a check payable to the order of Porcher Industries, S.A., in the amount of any rebate finally agreed upon or otherwise determined as provided in this Section 6, within thirty (30) days after the amount of such rebate has been finally agreed upon or otherwise determined. Such rebate check shall be sent to the following address or such other address specified by Porcher in writing:

Porcher Industries SA 75 RN85 38300 Badiniers France

7.	TERM; CONTRACT YEAR.

7.1 Term. This Agreement shall continue in full force and effect through and including December 31, 2009 (the “Initial Term”).

Prior to December 31,2008, Buyer Agent and Seller shall negotiate in good faith the terms of a one-year renewal term of this Agreement (the “Initial Renewal Term”). If the Parties do not reach an agreement to extend this Agreement beyond the Initial Term on or prior to December 31, 2008, this Agreement shall terminate at the end of the Initial Term.

Following the expiration of the Initial Renewal Term (if any) this Agreement shall continue for annual consecutive terms, unless terminated effective December 31 of the next annual term by Seller or Buyer Agent upon not less than twelve (12) months’ prior written notice to the other delivered prior to the end of any such annual term.

The Initial Term, together with all renewal periods, if any, is referred to herein as the “Term.”

8.	TITLE AND RISK OF LOSS.

The Products sold pursuant to this Agreement shall be delivered to the applicable Buyer Company at the direction of such Buyer Company, and title and risk of loss shall pass to such applicable Buyer Company (i) for Products delivered within North America, at the time the Product leaves Seller’s control at its facility, (ii) for Products delivered within Europe, at the time the Product is delivered to the applicable Buyer Company’s facility (D.D.P. or D.D.U. as indicated on the purchase order); or (iii) for Products delivered within Asia, at the time the Product crosses the ship’s rail at the port of departure (CIF as indicated on the purchase order).

9.	FORCE MAJEURE.

No party shall be liable to another party for delay or failure to perform in whole or in part, by reason of contingencies or events which: (i) are beyond the reasonable control of the party whose performance is affected, (ii) are unforeseeable, and (iii) could not have been reasonably prevented, whether herein specifically enumerated or not (a “Force Majeure Event”). These contingencies include, among others, act of God, act of war, act of terrorism, revolution, riot, acts of public enemies, fire, explosion, breakdown of plant, strike, lockout, labor dispute, casualty or accident, earthquake, flood, cyclone, tornado, hurricane or other windstorm, contingencies interfering with the production or with customary or usual means of transportation of the Products or of any raw materials of which the Products are a product, or by reason of any law, order, proclamation, regulation, ordinance, demand, requisition or requirement or any other act of any governmental authority, foreign or domestic, local, state or federal (provided that the Force Majeure Event does not arise due to or is connected in any way with a violation by a party hereto of any law, order, proclamation, regulation, ordinance, demand, requisition or requirement of any governmental authority). A party so affected by a Force Majeure Event shall: (i) promptly give written notice to the other party whenever such contingency or other act becomes reasonably foreseeable (including an estimate of the expected duration of the Force Majeure Event and its probable impact on the performance of such party’s obligations hereunder); (ii) exercise all reasonable efforts to continue to perform its obligations hereunder; (iii) use its commercially reasonable best efforts to overcome or mitigate the effects of the contingency as promptly as possible and (iv) promptly give written notice to the other party of the cessation of such contingency. Neither party, however, shall be required to resolve a strike, lockout or other labor problem in a manner which it alone does not deem proper and advisable. In no event shall any Force Majeure Event excuse a party’s failure to pay when due any monetary obligation hereunder.

10.	CONSIGNMENT OF PRODUCTS.

AGY agrees to work with the Porcher Group to develop a Vendor Managed Inventory (“VMI”) program for AGY products sold to BGF. The Parties agree to identify a process for VMI to include a clear description of the VMI process as well as agreeing upon a process flow diagram. The VMI program will include the concepts described in Exhibit H. The Parties agree to begin work on developing the VMI program promptly after the Effective Date and to use best efforts to have consignment stock in place prior to January 1, 2007.

11.	AUDIT RIGHTS.

11.1 NVH and each Buyer Company shall maintain accurate books of account and records that directly relate to each Buyer Company’s Product requirements, the purchases of Products hereunder, the calculation of any credits, any third-party pricing proposals that relate to the establishment of a competitive price for any Product or any other information related to the completion of documentation required hereunder (collectively, the “Buyer Company Records”). The Buyer Company Records shall be maintained centrally at Porcher’s corporate headquarters in Badinieres, 38300, France.

11.2 AGY shall have the right to request that a nationally-recognized certified public accounting firm conduct an audit of the Buyer Company Records no more frequently than two (2) times during any calendar year during the Term and during the six-month period following expiration of the Term for any reason. Each such request shall be made no later than sixty (60) days following the expiration of any semester occurring prior to the expiration of the Term or sixty (60) days following the expiration of the Term. Prior to beginning the audit, such audit firm shall execute a confidentiality agreement in the form reasonably requested by NVH and the report of such audit firm shall solely state the conclusion of such auditor as to whether the Buyer Companies have complied with their obligations under this Agreement and shall not disclose any information regarding the identity of any other suppliers of the Buyer Companies. The fees and expenses of such audit shall be born by AGY unless such audit shows that NVH or any Buyer Company has misrepresented any purchase or pricing information by more than five percent (5%), then in such case the fees and expenses of such audit shall be borne jointly and severally by Buyer Companies. The rights granted to AGY under this Section 11.2 are subject to the following: (A) AGY must provide NVH with at least ten (10) days’ prior written notice before any audit and (B) the audit must be conducted at Porcher’s corporate headquarters in France during Porcher’s normal business hours in a manner as not to unreasonably interfere with Porcher’s normal business activities.

11.3 NVH shall have the right, on behalf of Buyer Companies, to request that a nationally-recognized certified public accounting firm conduct an audit of AGY’s books and records that directly relate to the sale of Products no more frequently than two (2) times during any calendar year during the Term and during the six-month period following expiration of the Term for any reason. Each such request shall be made no later than sixty (60) days following the expiration of any semester occurring prior to the expiration of the Term or sixty (60) days following the expiration of the Term. Prior to beginning the audit, such audit firm shall execute a confidentiality agreement in the form reasonably requested by AGY and the report of such audit firm shall solely state the conclusion of such auditor as to whether AGY has complied with its obligations under this Agreement and shall not disclose any information regarding the identity of any other customers of AGY. The fees and expenses of such audit shall be borne by NVH unless such audit shows that AGY has misrepresented any relevant sales, output or pricing information by more than five percent (5%), then in such case the fees and expenses of such audit shall borne by AGY. The rights granted to NVH under this Section 11.3 are subject to the following: (A) NVH must provide AGY with at least ten (10) days’ prior written notice before any audit and (B) the audit must be conducted at AGY’s corporate headquarters during AGY’s normal business hours in a manner as not to unreasonably interfere with AGY’s normal business activities.

11.4 To the extent necessary, appropriate adjustments will be made to the books and records of the Parties to reflect the actual results of the audit and the actual results shall be used to reconcile any errors in the immediately succeeding semester, including, without limitation, the recalculation of Liquidated Damages (if any) for such semester.

12.	APPOINTMENT OF BUYER AGENT.

Each Buyer Company hereby irrevocably designates and appoints Nouveau Verre Holdings LLC as its agent for purposes hereof and Nouveau Verre Holdings LLC hereby accepts such designation and appointment and agrees to act under this Agreement as the agent and representative of itself and each other Buyer Company for all purposes under this Agreement. Each Buyer Company expressly authorizes the Buyer Agent to comply with and perform all applicable obligations of such Buyer Company under this Agreement and agrees to be bound by the terms of and to comply with and perform all applicable obligations under each agreement or undertaking that NVH enters into in connection with this Agreement with the intent of binding such Buyer Company.

AGY may rely, and shall be fully protected in relying, on any and all notices, instructions and other communications, made or given by NVH, whether in its own name, on behalf of any Buyer Company or on behalf of “the Buyer Companies,” and AGY shall have no obligation to make any inquiry or request any confirmation from or on behalf of any other Buyer Company as to the binding effect on such Buyer Company of any such instruction, report, notice, information, or communication, nor shall any Buyer Company liability for the Products ordered by Buyer Agent for such Buyer Company be affected, provided that the provisions of this Section 12 shall not be construed so as to preclude any Buyer Company from directly purchasing Products or taking other actions permitted to be taken by “a Buyer Company” or a member of the “Porcher Group” hereunder.

NVH may not resign and/or assign its rights and obligations as agent without the prior written consent of AGY.

13.	DEFINED TERMS.

When used in this Agreement the following terms shall have the following meanings (terms defined in the singular to have the same meaning when used in the plural and vice versa):

“Affiliate” means, with respect to any Person, any other Person, who, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and polices of a Person, whether through the ownership of equity interests of such Person, by contract, or otherwise.

“Business Day” means any day other than a Saturday, a Sunday or a public or bank holiday in New York City.

“Person” or “person” means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any governmental authority.

14.	ADDITIONAL BUYER COMPANIES.

Porcher covenants and agrees that it shall cause each of its Affiliates of which it owns directly or indirectly more than 50% of the voting interests, whether now in existence or hereafter created, that purchases any Products produced by AGY to execute and deliver a joinder agreement, in form and substance satisfactory to AGY, pursuant to which such Affiliate shall become a “Buyer Company” hereunder and shall agree to be bound by all of the terms and provisions of this Agreement applicable to Buyer Companies. With respect to any Affiliate that becomes a Buyer Company after the date hereof, following execution and delivery of such joinder agreement, such Affiliate shall be deemed to be a “Buyer Company” under this Agreement as of the first day of the semester commencing immediately following the date of execution and delivery of a joinder agreement.

15.	DEFAULT.

This Agreement may be terminated by either party if the other party materially defaults in its obligations hereunder and fails to cure such default within sixty (60) days after notice of the default is given by the non-defaulting party; provided, however, that in the event of a payment default or the reasonable possibility of a payment default, AGY may elect to ship only on a cash-in-advance basis and take other reasonable measures to ensure payment, in addition to any other right or remedy under this Agreement or at law or in equity. In the event of a material default by a party, the termination of this Agreement shall not be the sole remedy of the nondefaulting party.

16.	APPLICABLE LAW.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to a contract executed and performed in such state without giving effect to the conflicts of law principles thereof.

17.	AMENDMENTS.

This Agreement supersedes all prior understandings, negotiations, and dealings between the Parties hereto with respect to the terms and conditions set forth herein. No agreement or understanding, oral or written, in any way purporting to modify the terms hereof shall be binding on either party hereto unless contained in a written document expressly referring to this Agreement and duly executed by both AGY and NVH.

18.	SUCCESSORS AND ASSIGNS; ASSIGNMENT.

18.1 Successors and Assigns: Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Except as otherwise expressly provided herein, this Agreement shall not be assigned by either party hereto without the express prior written consent of the other party, and any attempted assignment, without such consent, shall be null and void.

18.2 Permitted Assignments. Notwithstanding any non-assignment provisions contained in Section 18.1 hereof, AGY, or any permitted assignee or transferee of AGY, may assign or otherwise transfer some or all of its rights and/or obligations hereunder (i) by way of collateral to any Person, or any assignee of such Person, providing financing to AGY, AGY’s Affiliates, or to any such permitted assignee of AGY (collectively, the “Financing Sources”) or (ii) to any Person to which AGY, or any permitted assignee or transferee (including a Financing Source) of AGY, assigns, sells, transfers or otherwise conveys all or substantially all of the assets of AGY (whether by merger, recapitalization, stock purchase, sale of assets or otherwise), provided that such acquiring Person agrees with and acknowledges in writing to NVH and its permitted assignees or transferees, if any, that this Agreement shall be binding upon and enforceable against such Person as though such acquiring Person were AGY and that such Person shall perform all of AGY’s obligations hereunder.

Notwithstanding any non-assignment provisions contained in Section 18.1 to the contrary, any Buyer Company, or any permitted assignee or transferee of such Buyer Company, may assign or otherwise transfer some or all of its rights and/or obligations hereunder (i) by way of collateral to any financing source of such Buyer Company, (ii) to any Affiliate of such Buyer Company, provided that (x) such Affiliate shall agree with AGY and its permitted assignees or transferees, if any, in writing to assume such Buyer Company’s obligations hereunder and (y) any such assignment to an Affiliate of such Buyer Company shall not relieve such Buyer Company from its obligations hereunder or (iii) to any Person to which any Buyer Company, or any permitted assignee or transferee of such Buyer Company, assigns, sells, transfers or otherwise conveys all or substantially all of the assets of such Buyer Company; provided that such acquiring Person agrees with and acknowledges in writing to AGY and its permitted assignees or transferees, if any, that this Agreement shall be binding upon and enforceable against such Person as though such acquiring entity were a Buyer Company hereunder and that such Person shall perform all of such Buyer Company’s obligations hereunder. To the extent that assignment and/or transfer of any of the rights, privileges, and/or obligations is permitted, this Agreement shall be binding on, and except as otherwise expressly provided, shall inure to the benefit of, the legal successors, assigns, or representatives of the Parties.

19.	NOTICES.

All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person or by private courier with receipt, when telefaxed and received, or three (3) days after being deposited in the United States mail, first-class, registered or certified, return receipt requested, with postage paid and,

If to AGY:	AGY Holding Corp.
2558 Wagener Road
Aiken, South Carolina 29801
Fax: 803-643-1424
Attention: Chief Executive Officer

With a copy to:	AGY Holding Corp.
2558 Wagener Road
Aiken, South Carolina 29801
Fax: 803-643-1424
Attention: Chief Financial Officer

If to a Buyer	Nouveau Verre Holdings, LLC
Company or to NVH:	c/o BGF Industries Inc.
3882 Robert Porcher Way
Greensboro, North Carolina 27410
Fax: 336-545-7715
Attention: Mr. Philippe Dorier, Treasurer

With a copy to:	Manatt, Phelps & Phillips, LLP
7 Times Square
New York, NY 10036
Fax: 212-830-7354
Attention: Peter F. Olberg, Esq.

or to such other address as any such party shall designate by written notice to the other Parties hereto.

20.	DISPUTE RESOLUTION.

All disputes arising out of or in connection with the Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators. One arbitrator shall be selected by each of the Parties and the third arbitrator shall be selected by such two selected arbitrators or appointed in accordance with the said Rules. The place of the arbitration shall be in Washington D.C. The prevailing party shall, in addition to any other relief, be entitled to recover its reasonable attorneys’ fees incurred in connection with such arbitration from the nonprevailing party.

21.	MISCELLANEOUS.

21.1 Paragraph Headings; Construction. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is a product of negotiation and shall not be construed against either party as the drafter.

21.2 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

21.3 Amendment; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by AGY and NVH. No waiver by either party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

21.4 Survival. The provisions of Sections 4, 6, 8, 9, 11 and 15-21 of this Agreement shall survive any termination or expiration hereof with respect to obligations accrued hereunder prior to such termination.

21.5 No Third Party Beneficiaries. This Agreement is entered into solely for the benefit of the Parties hereto and no person other than the Parties hereto, or their permitted successors and assigns, shall be entitled to exercise any right or enforce any obligation thereunder.

21.6 Confidentiality. Each party shall maintain in confidence the terms of this Agreement except as may be otherwise required by law.

21.7 Language. This Agreement is to be executed in the English language.

21.8 Publicity. Each of the Parties agrees not to use the name or trademarks or logos of the other party or its divisions or Affiliates in any publicity, packaging, marketing materials or other promotional activities or materials without the prior written consent of the other party.

21.9 Consent to Jurisdiction. Without in any way limiting the exclusive reference to arbitration in Section 20, each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties hereto, further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 19 shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties hereto, irrevocably and unconditionally waives any objections to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the Southern District of New York or (b) the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

21.10 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. This Agreement may be executed by facsimile signatures, each of which shall be deemed an original.

21.11 Cancellation of Equity Forfeiture Provisions. AGY confirms, acknowledges and agrees that upon the Effective Date, and without limiting any other term or condition hereof, except as expressly provided below, the provisions of Section 4 of the Existing Supply Agreement shall be of no force or effect and in no event shall NVH forfeit any common stock owned by it in AGY or any proceeds thereof; provided that the provisions of Section 4 of the Existing Supply Agreement shall apply with full force and effect with respect to any calendar semester completed prior to the Effective Date. On or about the Effective Date, AGY shall cause certificates representing the duly and validly issued shares of common stock of AGY owned by NVH to be delivered to NVH. From and after the Effective Date, AGY hereby consents to any amendment or restatement of the operating agreement of NVH and of the bylaws of Nouveau Verre Holdings Inc. and agrees that AGY shall no longer have any consent or approval rights with respect to any such amendment.

21.12 Absence of Claims Under Existing Supply Agreement. Each of the Parties confirms that it knows of no claim (other than accounts receivable incurred in the ordinary course of business) that it has against any other party arising from or based on the terms or conditions of the Existing Supply Agreement (without prejudice to the right of the Porcher Group to receive rebates as contemplated hereby in respect of purchases of Products occurring in 2006 and prior to the Effective Date or to the right of AGY to collect payment of accounts receivable for orders accepted by AGY from the Porcher Group prior to the Effective Date).

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by person authorized to bind their respective companies as of the date first above written.

SELLER:

AGY HOLDING CORP.

	By:	/s/ Douglas J. Mattscheck
	Name:	Douglas J. Mattscheck
	Title:	President/CEO

BUYER AGENT:

NOUVEAU VERRE HOLDINGS LLC,
as Agent

	By:	/s/ Philippe L. Porcher
	Name:	Philippe L. Porcher
	Title:	President and Chief Executive Officer

BUYER COMPANIES:

PORCHER INDUSTRIES, S.A.

	By:	/s/ Philippe L. Porcher
	Name:	Philippe L. Porcher
	Title	President of the Executive Board

BGF INDUSTRIES, INC.

	By:	/s/ Philippe L. Porcher
	Name:	Philippe L. Porcher
	Title:	Chairman of the Board and Chief Executive Officer

NOUVEAU VERRE HOLDINGS LLC

	By:	/s/ Philippe L. Porcher
	Name:	Philippe L. Porcher
	Title:	President and Chief Executive Officer

CHAVANOZ S.A.

By:	/s/ Philippe L. Porcher
Name:	Philippe L. Porcher
Title:	Co-gérant

SHANGHAI-PORCHER INDUSTRIES

By:	/s/ Philippe L. Porcher
Name:	Philippe L. Porcher
Title:	Director

SOUVOUTRI S.A.

By:	/s/ Philippe L. Porcher
Name:	Philippe L. Porcher
Title:	Co-gérant

FOTHERGILL P.L.C.

By:	/s/ Philippe L. Porcher
Name:	Philippe L. Porcher
Title:	Director